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                               February 2, 2024

       Kriangkrai Chaimongkol
       Chief Executive Officer
       Thoughtful Media Group Inc.
       7 Sumerpoint Building, 3rd Floor, Room No. 301-302
       Soi Sukhumvit 69 (Saleenimit)
       Prakanong Nua Sub-district
       Wattana District, Bangkok City, Thailand

                                                        Re: Thoughtful Media
Group Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted January
12, 2024
                                                            CIK No. 0001991879

       Dear Kriangkrai Chaimongkol:

            We have reviewed your amended draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       January 3, 2024 letter.

       Amendment No. 2 to Draft Registration Statement on Form S-1 submitted January 12, 2024

       Prospectus Summary
       Overview, page 1

   1. Where you first list the verticals that comprise your business model in this section (i.e., in the paragraph
beginning, "Currently operating in four..."), please prominently state that all of your revenues have
been generated from the Premium Digital Advertising and Multi-
                                                        Channel Network
verticals to date and that the other services have generated no or nominal revenues.
Similarly revise the comparable disclosure under "Business   Overview"
                                                        on page 48.
 Kriangkrai Chaimongkol
FirstName
ThoughtfulLastNameKriangkrai
           Media Group Inc. Chaimongkol
Comapany2,NameThoughtful
February   2024           Media Group Inc.
February
Page 2 2, 2024 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2023, compared to the nine months ended September
30, 2022, page 39

2. We note your revised disclosure in response to prior comment 6. Please supplement the disclosure to discuss any known future trends in revenues streams in view of the significant shift from MCN revenue to campaign-based marketing services revenue and the implications of this shift to your business.
Revenue, page 39

3. Based on the revenue percentages added to the prospectus summary in response to prior comment 1, it appears that references to "campaign-based marketing services" in this section are synonymous with the references to "Premium Digital Advertising" in your business disclosure. If so, please revise to use one consistent term throughout the prospectus.
Business
Certain Industry Definitions, page 48

4. We note your responses to prior comments 10 and 11 and reissue in part. Please provide additional detail on how you define "views." Each time you present a quantified performance metric figure, disclose the date as of which each figure was
         measured. In this regard, we note, as examples only, that a measurement date is not provided for your references to "800 million [monthly views]," "90 billion [lifetime view count]," "1,000 channel partners," or "10,000 influencers" on page 50. Additionally, please define the "subscribers" and "channels" metrics that have been added to page 50.
         Clarify, for example, whether these are solely YouTube subscribers and channels or subscribers and channels across social media platforms, and if the latter, whether a single individual subscribed to multiple platforms could be counted as a "subscriber" more than once. Please also define "channel" in this circumstance and explain what it means that these are the the number of channels for your business. For example, are these channels that you operate? Or are these channels operated by your channel partners, and such channel partners have entered into agreements with you. Similarly, where you define
         "channel partners" and say that they have entered into partnership agreements with "your
         MCN," please explain whether you mean that they have entered into an agreement with a third-party platform. Lastly, the summary case studies added to pages 56 and 57 present
         "reach" and "engagements" as quantified metrics. Please add these terms to your list of performance metrics and explain how they are defined and how they differ from each other and "views."
Principal Stockholders, page 77

5.       You disclose elsewhere that shares of your Super Voting Preferred
Stock are not
         convertible into shares of common stock and will remain a separate class following the
 Kriangkrai Chaimongkol
Thoughtful Media Group Inc.
February 2, 2024
Page 3
         offering, however, as currently structured, the table implies that, through ownership of preferred stock, Raynauld Liang and Maroon Capital Limited each beneficially own
         43.1% of outstanding common stock. Please revise to include separate columns showing the beneficial ownership of the preferred stock and the common stock and also provide a separate column providing the total voting power for your principal stockholders and management based on both common and preferred stock holdings such that it is clear that each of Raynauld Liang and Maroon Capital Limited will control 43.1% of the total voting power. Please also disclose the natural person who has voting and/or dispositive power over the shares held by Maroon Capital Limited.
Certain Relationships and Related-Party Transactions, page 78

6. We note your response to prior comment 18 and reissue in part. Please revise your discussion of amounts due to related parties in this section to provide all of the information required by Item 404(a) of Regulation S-K, including the names of the related parties and the information regarding indebtedness specified in Item 404(a)(5). Refer to
         Item 404(d) of Regulation S-K.
Notes to Carve-Out Combined and Consolidated Financial Statements
Note 3 - Summary of Significant Accounting Policies
Revenue Recognition, page F-11

7. We note the revised disclosure on pages 57 through 59 regarding upfront services fee, actual expenses plus 10% agency fee and livestreaming commerce. Please disclose whether upfront services fees are deferred when received and if so how they are recognized into revenue; if they are not deferred explain why. In regard to the 10%
         agency fee, you disclose you pass on third-party expenses incurred on behalf of your clients upon which you add a 10% agency fee. Explain to us and disclose as appropriate whether you recognize the associated revenue net as an agent or gross basis and the basis for your treatment. For livestreaming commerce, please explain to us and disclose whether the associated revenue is recognized net or gross and the basis for your treatment.
General

8. We note your response to prior comment 7 and reissue in part. Where appropriate in the filing, please elaborate upon the relationship between each vertical and advertising revenue, explaining how advertising revenue is generated, measured, and allocated between the company and third parties, such as content creators or influencers. In this regard, we note that you emphasize your reliance on advertising revenues at pages 21-22, but the role of advertisers and related third-parties is not discussed in detail where you
FirstName LastNameKriangkrai Chaimongkol
       summarize each of the verticals in your Business disclosure beginning on page 48.
Comapany     NameThoughtful
       Discuss,  for example, Media   Group
                               how often  youInc.
                                              work directly with advertisers
versus receiving a
       certain
February        percentage
           2, 2024 Page 3 of advertising revenues through an intermediary. FirstName LastName
 Kriangkrai Chaimongkol
FirstName
ThoughtfulLastNameKriangkrai
           Media Group Inc. Chaimongkol
Comapany2,NameThoughtful
February   2024           Media Group Inc.
February
Page 4 2, 2024 Page 4
FirstName LastName
       Please contact Nasreen Mohammed at 202-551-3773 or Doug Jones at 202-551-3309 if
you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Erin Jaskot at 202-551-3442 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Ted Paraskevas, Esq.